UNITED REEF LIMITED

QUARTERLY REPORT
FOR THE NINE MONTHS ENDED AUGUST 31, 2003

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

REPORT TO SHAREHOLDERS

Dear Shareholders:

During the quarter the Company initiated a surface exploration program on its wholly-owned Nickel Offsets property located in central eastern Foy Township, Ontario, 40 kms north-northwest of Sudbury. The exploration program is intended to assess the further nickel-copper-platinum group metal (PGM) potential of the property. The property hosts the former Nickel Offsets Mine, which produced 208,000 tons of nickel-copper ore between 1943 and 1957, with reported recoveries of 4.56 million lbs of nickel and 3.32 million lbs of copper.

A geophysical consulting firm was retained during July to carry out a review and analysis of available data generated from various geophysical surveys carried out on the property during the 1980's. This review led to a recommendation that an induced polarization ("IP") survey, utilizing a Time Domain system, be carried out on a reconnaissance basis to test potentially new anomalous features observed in the 1980's data. During August the Company contracted an IP survey over six reconnaissance lines and collected 5.5 kilometres of resistivity and chargeability data. The interpretation of this new IP data led to a decision to contract additional IP surveying on the property during September. The commencement of this new survey was delayed until late October by weather conditions, however completion is expected in early November.

Our current exploration program is focussed on testing the near-surface potential of the property above the 500-metre level for Ni-Cu-PGM mineralization. Additional induced polarization (IP) data is currently being collected using a Time Domain system to supplement the resistivity and chargeability data gathered during August. This new IP data together with historic data from the property (which has now been digitized) is being utilized to develop a first-pass diamond drilling program. Areas of the property presently being prioritized for drilling include several new targets within the existing mine workings where an internal review of historic records indicate blocks of mineralization may still remain in place and new anomalous and structural features which have been identified by geophysics.

Selective grab samples were collected from waste and muck piles near the No. 1 and No. 2 shafts during the quarter to gain information on the precious metal potential of the ore previously mined on the property. These analyses confirm the presence of PGM's associated with Ni-Cu mineralization in mine-extracted material. This association points to the potential for elevated PGM levels in the Ni-Cu sulphides extracted from the Nickel Offsets mine and in the remaining and potentially new Ni-Cu sulphide bodies on the property.

The Company has also staked additional claims covering approximately 525 acres contiguous to the northern boundary of the existing patented claims forming the property. Further details regarding the project are contained in the Company's press releases dated September 17 and 25, 2003, which can be found at www.cnq.ca or by contacting the Company.

We are pleased to report that trading in the Company's common shares resumed during August on the Canadian Trading and Quotation System Inc. ("CNQ") marketplace. The Company's common shares are quoted on CNQ under the ticker symbol "URPL". We believe that CNQ's marketplace has provided an excellent platform for the Company's re-activation. Based on inquiries we are receiving from shareholders and the investment community it appears that the visibility of CNQ's marketplace is continuing to improve.

AXMIN Inc. continued to release results from its 3,000-metre diamond drilling program on their Bambari permit in the Central African Republic during August and September. Those announcements combined with other news released by AXMIN into October, had a marked impact on their share price, which at the time of writing is now in excess of $1.00. AXMIN has also announced the commencement of a new 15,000 metre diamond drilling program on the Bambari permit. AXMIN's progress in evaluating the Bambari permit continues to enhance the value of the Company's 2% Net Smelter Royalty on the 2,000 sq.km Bambari permit.

On behalf of the Board of Directors

"signed"

Michael D. Coulter
President

October 29, 2003

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	August 31 2003 (unaudited)	November 30 2002 (audited)
ASSETS		
Current		
Cash	$ 12,232	$ 22,048
Prepaid expenses and sundry receivables	8,288	6,177
	20,520	28,225
Investment in AXMIN Inc.	41,059	98,123
Investment in exploration properties	97,871	27,175
	$ 159,450	$ 153,523
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 35,503	$ 36,350
Loan payable to a related party	-	25,040
Due to a related party (Note 4)	6,046	16,359
	41,549	77,749
SHAREHOLDERS' EQUITY		
Capital Stock (Note 5)		
Authorized: Unlimited common shares without par value		
Issued: 43,122,453 (2002 - 39,262,203)	17,513,583	17,127,558
Shares to be issued	-	326,025
Deficit	(17,395,682)	(17,377,809)
	117,901	75,774
	$ 159,450	$ 153,523

See accompanying notes to the financial statements.

UNITED REEF LIMITED

Statement of Operations and Deficit

(Expressed in Canadian dollars)

(unaudited)

	For the three months ended August 31		For the nine months ended August 31	
	2003	2002	2003	2002
Revenue	$ -	$ -	$ -	$ -
Expenses				
Administration	22,625	$ 18,253	$ 68,571	$ 46,586
Insurance	245	893	4,414	4,032
Shareholder information and filing fees	8,504	-	25,608	1,694
Transfer Agent	1,587	-	8,243	5,103
Legal	10,008	-	26,100	-
Advertising	-	95	3,620	95
Loss before the following	(42,970)	(19,241)	(136,556)	(57,510)
Write off of exploration and research expenditures	-	(105)	(7,570)	(105)
Gain on sale of AXMIN shares	7,752	14,020	107,911	27,399
Gain on settlement of debt	-	-	18,342	-
Central African Republic recoveries, net	-	(19,050)	-	24,341
Net loss for the period	(35,218)	(24,376)	(17,873)	(5,875)
DEFICIT, beginning of the period	(17,360,464)	(17,336,179)	(17,377,809)	(17,354,680)
DEFICIT, end of the period	$ (17,395,682)	$ (17,360,555)	$ (17,395,682)	$ (17,360,555)
Loss per share for the period	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended August 31		For the nine months ended August 31	
	2003	2002	2003	2002
Operating activities				
Net income (loss) for the period	$ (35,218)	$ (24,376)	$ (17,873)	$ (5,875)
Recoveries of Central African Republic expenditures, net	-	19,050		(24,341)
Write off exploration and research expenditures	-	105	7,570	105
Gain on sale of AXMIN shares	(7,752)	(14,020)	(107,911)	(27,399)
Gain on settlement of debt	-	-	(18,342)	-
	(42,970)	(19,241)	(136,556)	(57,510)
Non-cash items:				
Prepaid and sundry receivables	(2,536)	2,902	(2,111)	5,067
Accounts payable and accrued liabilities	11,048	26,045	17,494	15,711
	(34,458)	9,706	(121,173)	(36,732)
Investing activities				
Proceeds on sale of AXMIN shares	10,453	5,641	164,976	40,509
(Expenditures) recoveries on resource properties	(40,685)	191	(78,266)	500
Increase in exploration properties		(13,439)	-	(13,439)
Increase in fixed assets		(2,500)	-	(2,500)
Proceeds from sale of discontinued assets	-			
previsously written off, net	-	(19,050)	-	24,341
Decrease (increase) in investment in AXMIN	-	7,110	-	(50,000)
Decrease in investment in marketable securities	-	8,379	-	8,379
	(30,232)	(13,668)	86,710	7,790
Financing activities				
Issuance of common shares	60,000	-	60,000	-
Decrease in loan payable to a related party	-	-	(25,040)	-
Decrease in amounts due to a related party	2,214	3,350	(10,314)	(9,239)
	62,214	3,350	24,646	(9,239)
Change in cash	(2,476)	(612)	(9,816)	(38,181)
CASH, beginning of period	14,708	7,180	22,048	44,749
CASH, end of period	$ 12,232	$ 6,568	$ 12,232	$ 6,568

See accompanying notes to the financial statements.

Notes to the Financial Statements

For the nine-month periods ended August 31, 2003 and 2002 (unaudited)

1. *Nature of Operations*
   United Reef Limited (the "Company") is a Canadian mineral exploration Company which is presently evaluating a past producing nickel-copper property in the Sudbury area, Ontario.

2. *Accounting Policies*
   These interim financial statements should be read in conjunction with the Company's year-end audited financial statements. The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals and follow the same accounting principals and methods of application as disclosed in Note 2 of the Company's audited financial statements for the year ended November 30, 2002.

3. *Comparative Figures*
   Certain of the comparative figures have been reclassified to conform with the current year's presentation.

4. *Due to a Related Party*
   During the period, the Company incurred expenses in the amount of $53,775 for rent, accounting, secretarial and administrative services provided by M.D. Coulter & Associates Inc. ("MDC"). MDC is a private company owned by the President and Secretary of the Company. The Company was indebted to MDC for $4,046 at August 31, 2003. On August 27, 2003 the Company received a short-term advance of $2,000 from MDC. The advance is non-interest bearing and has no specific terms of repayment. Subsequent to the quarter end the Company repaid the loan.

5. *Capital Stock*
   On June 12, 2003 the Company closed subscriptions for 600,000 Units for proceeds of $60,000 in the offering (the "Offering") previously announced on December 19, 2002 and amended on June 12, 2003. The Offering consists of up to 8,000,000 units (the "Units") of the Company at a price of $0.10 per Unit. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.15 (amended) for a period of eighteen months from the date of closing. The Company anticipates further closings of the Offering.

   As of October 29, 2003, the only securities of the Company outstanding, that may be converted, exercised or exchanged for voting or equity securities of the Company, are 1,930,124 warrants which are each exercisable into one common share of the Company at $0.15 per share.